EXHIBIT 99.2

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim Financial Statements for the Nine-Months Periods Ended September 30, 2024 and 2023 (unaudited)

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements as of and for the nine and three-month periods ended September 30, 2024 and 2023 (unaudited)

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In US dollars)

Assets	Notes	September 30, 2024 (Unaudited)	December 31, 2023
Current assets:
Cash, cash equivalents and restricted cash	5	$281,197,607	$501,166,136
Recoverable taxes	6	32,745,406	33,864,821
Operating lease receivables	7	8,091,875	10,100,832
Prepaid expenses and advance payments	7.vi	6,954,413	21,299,392
Total current assets		328,989,301	566,431,181

Non-current assets:
Investment property	8	3,589,613,509	3,212,164,164
Office furniture – Net		2,073,209	2,541,990
Right-of-use asset - Net of depreciation	9	414,070	834,199
Security deposits made, restricted cash and others		9,256,430	10,244,759
Total non-current assets		3,601,357,218	3,225,785,112

Total assets		$3,930,346,519	$3,792,216,293

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt	10	$4,799,371	$69,613,002
Lease liabilities – short-term	9	429,948	607,481
Accrued interest		7,902,233	3,148,767
Accounts payable		15,925,594	13,188,966
Income taxes payable		4,338,349	38,773,726
Accrued expenses and taxes		5,949,231	7,078,988
Dividends payable	11.4	32,343,243	15,155,311
Total current liabilities		71,687,969	147,566,241

Non-current liabilities:
Long-term debt	10	843,044,931	845,573,752
Lease liabilities - long-term	9	11,202	290,170
Guarantee deposits received		31,338,989	25,680,958
Long-term accounts payable		—	7,706,450
Employee benefits		2,062,044	1,519,790
Deferred income taxes	17	290,636,750	276,910,507
Total non-current liabilities		1,167,093,916	1,157,681,627
Total liabilities		1,238,781,885	1,305,247,868

Litigation and commitments	21

Stockholders’ equity:
Capital stock	11.1	591,293,932	591,600,113
Additional paid-in capital	11.3	936,946,298	934,944,456
Retained earnings		1,211,205,324	989,736,218
Share-based payments reserve	19	(5,347,603)	3,732,350
Foreign currency translation	|	(42,533,317)	(33,044,712)
Total stockholders’ equity		2,691,564,634	2,486,968,425

Total liabilities and stockholders’ equity		$3,930,346,519	$3,792,216,293

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Profit or
Loss and Other Comprehensive Income

For the nine- and three-month periods ended September 30, 2024, and 2023

(In US dollars)

		For the nine-month period ended		For the three-month period ended
	Notes	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)
Revenues:
Rental income	12	$186,881,830	$156,117,790	$63,690,201	$55,016,852
Management fees		413,263	967,551	—	639,933
		187,295,093	157,085,341	63,690,201	55,656,785

Property operating costs related to properties that generated rental income	13.1	(14,213,189)	(9,071,735)	(5,412,651)	(3,924,533)
Property operating costs related to properties that did not generate rental income	13.1	(2,962,219)	(3,046,433)	(1,067,008)	(1,400,458)
General and administrative expenses	13.2	(25,182,005)	(22,340,322)	(7,431,606)	(7,320,445)
Interest income		13,140,475	5,527,899	4,010,121	4,423,263
Other income	14	3,407,033	3,877,913	1,371,257	2,451,051
Other expenses	15	(4,313,591)	(1,253,934)	(897,920)	(520,290)
Finance cost	16	(33,694,009)	(34,748,522)	(11,229,820)	(11,395,892)
Exchange gain – Net		(9,974,705)	6,194,010	(4,305,296)	(2,149,238)
Gain on sale of investment property		250,000	—	—	—
Gain on revaluation of investment property	8	231,374,529	179,549,769	23,969,004	95,162,184

Profit before income taxes		345,127,412	281,773,986	62,696,282	130,982,427

Income tax expense	17	(58,971,819)	(78,966,274)	(10,712,706)	(54,764,299)

Profit for the period		286,155,593	202,807,712	51,983,576	76,218,128

Other comprehensive gain - Net of tax:
Items that may be reclassified subsequently to profit and loss:
Exchange differences on translating other functional currency operations		(9,488,605)	9,433,734	(8,628,610)	2,761,939
Total other comprehensive income		(9,488,605)	9,433,734	(8,628,610)	2,761,939

Total comprehensive income for the period		$276,666,988	$212,241,446	$43,354,966	$78,980,067

Basic earnings per share	11.5	$0.2681	$0.2777	$0.1253	$0.0928

Diluted earnings per share	11.5	$0.2627	$0.2734	$0.1154	$0.0914

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Interim
Statements of Changes in Stockholders’ Equity

For the nine-month periods ended September 30, 2024, and 2023

(In US dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Share-based payments reserve	Foreign currency translation	Total stockholders’ equity

Balances as of January 1, 2023	$480,623,919	$460,677,234	$733,405,749	$5,984,051	$(40,903,125)	$1,639,787,828

Equity issuance	84,302,445	338,375,392	—	—	—	422,677,837
Dividends declared	—	—	(60,307,043)	—	—	(60,307,043)
Vested shares	2,204,586	8,048,945	—	(10,253,531)	—	—
Share-based payments	—	—	—	6,280,391	—	6,280,391
Comprehensive income	—	—	202,807,712	—	9,433,734	212,241,446

Balances as of September 30, 2023 (Unaudited)	$567,130,950	$807,101,571	$875,906,418	$2,010,911	$(31,469,391)	$2,220,680,459
Balances as of January 1, 2024	$591,600,113	$934,944,456	$989,736,218	$3,732,350	$(33,044,712)	$2,486,968,425

Dividends declared	—	—	(64,686,487)	—	—	(64,686,487)
Vested shares	2,377,647	13,654,820	—	(16,032,467)	—	—
Share-based payments	—	—	—	6,952,514	—	6,952,514
Repurchase of shares	(2,683,828)	(11,652,978)	—	—	—	(14,336,806)
Comprehensive income	—	—	286,155,593	—	(9,488,605)	276,666,988

Balances as of September 30, 2024 (Unaudited)	$591,293,932	$936,946,298	$1,211,205,324	$(5,347,603)	$(42,533,317)	$2,691,564,634

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

For the nine-months periods ended September 30, 2024, and 2023

(In US dollars)

	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)
Cash flows from operating activities:
Profit before income taxes	$345,127,412	$281,773,986
Adjustments:
Depreciation	479,225	570,332
Right-of-use asset depreciation	420,129	440,622
Gain on revaluation of investment property	(231,374,529)	(179,549,769)
Unrealized effect of foreign exchange rates	486,100	3,239,724
Interest income	(13,140,475)	(5,527,899)
Interest expense	32,215,343	33,379,051
Amortization of debt issuance costs	1,478,666	1,369,471
Expense recognized in respect of share-based payments	6,952,514	6,280,391
Employee benefits and pension costs	542,254	961,286
Gain on sale of investment property	(250,000)	—

Working capital adjustments:
(Increase) decrease in:
Operating lease receivables – Net	2,008,957	(1,216,366)
Recoverable taxes	1,119,415	(1,176,506)
Guarantee deposits paid	617,356	(437,122)
Prepaid expenses and other receivables	14,344,979	3,874,754
Increase (decrease) in:
Accounts payable and client advances	(19,768,972)	15,933,767
Accrued expenses and taxes	(1,129,748)	570,771
Guarantee deposits collected	5,658,031	4,354,645
Interest received	13,140,475	5,527,899
Income taxes paid	(79,680,953)	(41,421,299)
Net cash generated by operating activities	79,246,179	128,947,738

Cash flows from investing activities:
Purchases of investment property	(172,493,271)	(195,666,429)
Non-tenant and tenant Reimbursements	28,444,283	—
Sale of investment property	780,000	—
Purchases of office furniture and vehicles	(10,444)	(109,674)
Net cash used in investing activities	(143,279,432)	(195,776,103)

Cash flows from financing activities:
Interest paid	(27,416,097)	(29,677,100)
Loans paid	(68,450,145)	(3,477,928)
Dividends paid	(47,498,555)	(44,433,165)
Equity issuance proceeds	—	444,018,137
Equity issuance costs paid	—	(21,340,300)
Repurchase of treasury shares	(14,336,806)	—
Payment of lease liabilities	(502,290)	(536,880)
Net cash used in financing activities	(158,203,893)	344,552,764

	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)

Effects of exchange rates changes on cash	2,268,617	(8,688,827)

Net decrease in cash, cash equivalents and restricted cash	(219,968,529)	269,035,572

Cash, cash equivalents and restricted cash at the beginning of year	501,901,448	139,147,085

Cash, cash equivalents and restricted cash at the end of the period - Note 5	$281,932,919	$408,182,657

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Notes to Condensed Consolidated Interim Financial Statements

As of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024, and 2023

(In US dollars)

1.	General information

Corporación Inmobiliaria Vesta, S. A. B. de C. V. (“Vesta”) is an entity incorporated in Mexico. The address of its registered office and principal place of business is Paseo de los Tamarindos 90, 28th floor, Mexico City.

Vesta and subsidiaries (collectively, the “Entity”) are engaged in the development, acquisition and operation of industrial buildings and distribution facilities that are rented to corporations in eleven states throughout Mexico.

2.	Application of new and revised International Financial Reporting Standards (IFRS)

New and amended IFRS Accounting Standards that are effective for the current period

There are no accounting pronouncements which have become effective from January 1, 2024 that have a significant impact on the Group’s interim condensed consolidated financial statements.

3.	Material accounting policies

a.	Basis of preparation

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below.

i.	Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii.	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Entity takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these unaudited condensed consolidated interim financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

iii.	Going concern

The unaudited condensed consolidated interim financial statements have been prepared by Management assuming that the Entity will continue to operate as a going concern.

b.	Interim financial condensed statements

The accompanying condensed consolidated interim financial statements as of September 30, 2024 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have not been audited. In the opinion of Entity management, all adjustments (consisting mainly of ordinary, recurring adjustments) necessary for a fair presentation of the accompanying condensed consolidated interim financial statements are included. The results of the periods are not necessarily indicative of the results for the full year. These condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements of the Entity and their respective notes for the year ended December 31, 2023.

The accounting policies and methods of computation are consistent with the audited consolidated financial statements for the year ended December 31, 2023, except as mentioned in the preceding paragraph.

c.	Segment

The Entity’s primary business is the acquisition, development, and management of industrial and distribution center real estate. Vesta manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment. As of September 30, 2024 and December 31, 2023, all of our assets and operations are derived from assets located within Mexico.

d.	Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method.

Financial liabilities measured subsequently at amortized cost

Financial liabilities (including borrowings) that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and expenses paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Entity derecognizes financial liabilities when, and only when, the Entity’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Entity exchanges with the existing lender a debt instrument in another with substantially different terms, that exchange is accounted for as an extinction of the original financial liability and the recognition of a new financial liability. Similarly, the Entity considers the substantial modification of the terms of an existing liability or part of it as an extinction of the original financial liability and the recognition of a new liability. The terms are assumed to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the current discounted rate. Value of the remaining cash flows of the original financial liability. If the modification is not material, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after the modification should be recognized in profit or loss as the gain or loss from the modification within other gains and losses.

The balance as of September 30, 2024 and December 2023 of short-term accounts payables was:

	September 30, 2024 (Unaudited)	December 31, 2023

Construction in-progress (1)	$3,771,694	$6,421,225
Land (2)	7,614,707	275,230
Existing properties	3,412,750	5,107,983
Others accounts payables	1,126,443	1,384,528

	$15,925,594	$13,188,966

(1)	As of September 30, 2024 and December 2023 the Entity began the construction of nine and ten investment properties, the amount of December 2023 represents the advances according to the construction contract, which will be paid settled during the first quarter of the following year.

(2)	During the third quarter of 2022 the Entity acquired a land reserve and signed promissory agreements for a total of $8,256,912 to be paid on quarterly installments of $91,744 starting March 2023 plus a final payment of $7,431,218 in June 2025; the long-term payable portion as of December 31,2023 is $7,706,451. As of September 30, 2024 the amount is short-term.

4.	Critical accounting judgments and key sources of estimation uncertainty

In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Entity’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

5.	Cash, cash equivalents and restricted cash

For purposes of the condensed consolidated interim statement of cash flows, cash and cash equivalents include cash on hand and in banks, including restricted cash. Cash and cash equivalents at the end of the reporting period as shown in the condensed consolidated interim statement of cash flows can be reconciled to the related items in the condensed consolidated interim statements of financial position as follows:

	September 30, 2024 (Unaudited)	December 31, 2023

Cash and bank balances	$281,043,853	$501,093,921
Restricted cash	153,754	72,215
	281,197,607	501,166,136
Non-current restricted cash	735,312	735,312

Total	$281,932,919	$501,901,448

Restricted cash represents balances held by the Entity that are only available for use under certain conditions pursuant to the loan agreements entered into by the Entity. Such conditions include payment of monthly debt service fee and compliance with certain covenants set forth in the loan agreement. These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled. Non-current restricted cash was classified within guaranteed deposits made, restricted cash and others in the accompanying consolidated statements of financial position.

Non-cash transactions

Changes in liabilities arising from financing activities not requiring cash relate to a decrease for the amortization of debt issuance costs for $474,003 and $968,633 in the nine-month periods ended September 30, 2024 and 2023, respectively. Unpaid dividends are included in Note 11.4. Other non-cash investing activities related to investment properties are included in Note 8.

Additionally, the Entity recognized amortization of opening cost of a credit line for $370,973 and $370,973 in the nine-month periods ended September 30, 2024 and 2023, respectively; included in Security deposits made, restricted cash and others balance change.

6.	Recoverable taxes

	September 30, 2024 (Unaudited)	December 31, 2023

Recoverable value-added tax (“VAT”)	$31,063,942	$33,733,662
Other receivables	1,681,464	131,159

	$32,745,406	$33,864,821

7.	Operating lease receivables, prepaid expenses and advance payments

i.	The aging profile of operating lease receivables as of the dates indicated below are as follows:

	September 30, 2024 (Unaudited)	December 31, 2023

0-30 days	$6,902,797	$9,338,540
30-60 days	216,361	335,498
60-90 days	329,305	146,708
Over 90 days	643,412	280,086

Total	$8,091,875	$10,100,832

Pursuant to the lease agreements, rental payments should be received within 30 days following their due date; thereafter the payment is considered past due. As shown in the table above, 85% and 92% of all operating lease receivables are current as of September 30, 2024 and December 31, 2023, respectively.

All rental payments past due are monitored by the Entity; for receivables outstanding from 30 to 90 days, efforts are made to collect payment from the respective client. Operating lease receivables outstanding for more than 30 days but less than 60 days represent 3% and 3% of all operating lease receivables as of September 30, 2024 and December 31, 2023, respectively. Operating lease receivables outstanding for more than 60 and less than 90 days represent 4% and 1% of all operating lease receivable as of September 30, 2024 and December 31, 2023, respectively. Operating lease receivables outstanding greater than 90 days represent 8% and 3% of all operating lease receivable as of September 30, 2024 and December 31, 2023, respectively.

ii.	Movement in the allowance for doubtful accounts receivable

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of the operating lease receivable.

The following table shows the movement in expected credit losses that has been recognized for the lease receivable:

Amounts

Balance as of January 1, 2023	$1,916,124
Increase in loss allowance recognized in the period	684,174
Decrease in loss allowance from derecognition of financial assets in the period	(333,523)

Balance as of September 30, 2023 (Unaudited)	$2,266,775

Balance as of January 1, 2024	$2,536,893
Increase in loss allowance recognized in the period	1,075,818
Decrease in loss allowance from derecognition of financial assets in the period	(1,540,750)

Balance as of September 30, 2024 (Unaudited)	$2,071,961

iii.	Client concentration risk

As of September 30, 2024 and December 31, 2023, one of the Entity’s client accounts represent for 36% or $3,082,240 (Unaudited) and 45% or $4,525,100 respectively, of the operating lease receivables balance. The same client accounted for 4.6% and 5.5% (Unaudited) of the total rental income of Entity for the nine-months period ended September 30, 2024 and 2023, respectively. No other client accounted for more than 10% of the total rental income of the Entity for the nine-month periods ended September 30, 2024 and 2023.

iv.	Leasing agreements

Operating leases relate to non-cancellable lease agreements over the investment properties owned by the Entity, which generally have terms ranging between 5 to 15 years, with options to extend the term up to a total term of 20 years. Rents are customarily payable on a monthly basis and are adjusted annually according to applicable inflation indices (US and Mexican inflation indices). Security deposits are typically equal to one or two months’ rent. Obtaining property insurance (third party liability) and operating maintenance are obligations of the tenants.

All lease agreements include a rescission clause that entitles the Entity to collect all unpaid rents during the remaining term of the lease agreement in the event that the client defaults in its rental payments, vacates the properties, terminates the lease agreement or enters into bankruptcy or insolvency proceedings. All lease agreements are classified as operating leases and do not include purchase options.

v.	Non-cancellable operating lease receivables

Future minimum lease payments receivable under non-cancellable operating lease agreements are as follows:

	September 30, 2024 (Unaudited)	December 31, 2023

Not later than 1 year	$220,910,904	$204,723,974
Later than 1 year and not later than 3 years	363,207,947	344,644,619
Later than 3 year and not later than 5 years	339,015,248	329,579,421
Later than 5 years	189,188,664	185,044,052

	$1,112,322,763	$1,063,992,066

vi.	Prepaid expenses, advance payments and other receivables

	September 30, 2024 (Unaudited)	December 31, 2023

Advance payments (1)	$—	$19,308,297
Other accounts receivables(2)	2,874,059	328,082
Property expenses	1,932,065	1,638,607
Prepaid expenses	2,148,289	24,406

	$6,954,413	$21,299,392

(1)	During the second quarter of 2022 the Entity entered into an agreement for the procurement, permissioning and other condition of several plots of land; if the conditions are met within a period of 18 months, or an additional 18-month extension, the advance deposit will be considered part of the final transaction price, otherwise approximately $1 million will be forfeited to the counterparty and expensed; the remainder amount will be reimbursed to the Entity. As of September 30, 2024 the amount was recovered.

(2)	This amount relates to non-tenant improvements carried out by Vesta in Querétaro Industrial Park and other tenant that remain pending to be collected as of September 30, 2024.

8.	Investment property

The Entity uses external appraisers in order to determine the fair value for all of its investment properties. The external appraisers hold recognized and relevant professional qualifications and have vast experience in the types of investment properties owned by the Entity. The external appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, the majority of which are not directly observable in the market, to estimate the fair value of the Entity’s investment property such as discount rates, exit cap rates, long-term NOI, inflation rates, absorption periods and market rents.

The values, determined by the external appraisers quarterly, are recognized as the fair value of the Entity’s investment property at the end of each reporting period. The appraisers use a discounted cash flow approach to determine the fair value of land and buildings (using the expected net operating income (“NOI”) of the investment property) and a market approach to determine the fair value of land reserves. Gains or losses arising from changes in the fair values are included in the consolidated statements of profit or loss and other comprehensive (loss) income in the period in which they arise.

The Entity’s investment properties are located in México and they are classified as Level 3 in the IFRS fair value hierarchy. The following table provides information about how the fair values of the investment properties are determined (in particular, the valuation technique and inputs used).

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value/range (Unaudited)	Relationship of unobservable inputs to fair value

Buildings and land	Level 3	Discounted cash flows	Discount rate	Q3 2024: 7.75% to 12.26% 2023:7.00% to 12.21%	The higher the discount rate, the lower the fair value.

			Exit cap rate	Q3 2024: 6.50% to 9.25% 2023:6.50% to 8.99%	The higher the exit cap rate, the lower the fair value

			Long-term NOI	Based on contractual rent and then on market related rents	The higher the NOI, the higher the fair value.

			Inflation rates	Mexico: Q3 2024: 3.66% to 4.0% 2023:3.6% to 4.25% U.S.: Q3 2024: 2.2% to 3.0% 2023: 2.1% to 3.0%	The higher the inflation rate, the higher the fair value.
			Absorption period	12 months on average	The shorter the absorption period, the higher the fair value.
			Market Related rents	Depending on the park/state	The higher the market rent, the higher the fair value
Land reserves	Level 3	Market value	Price per acre	Weighted average price per acre Q3 2024: $164,873 2023 $195,196	The higher the price, the higher the fair value.

The table below sets forth the aggregate values of the Entity’s investment properties for the years indicated:

	September 30, 2024 (Unaudited)	December 31, 2023

Buildings and land	$3,587,130,000	$3,167,770,000
Land improvements	769,568	16,277,544
Land reserves	110,096,179	138,380,000
	3,697,995,747	3,322,427,544

Less: Cost to conclude construction in-progress	(108,382,238)	(110,263,380)

Balance at end of period	$3,589,613,509	$3,212,164,164

The reconciliation of investment property is as follows:

	September 30, 2024 (Unaudited)	December 31, 2023

Balance at beginning of year	$3,212,164,165	$2,738,465,276
Additions	158,848,138	217,237,958
Foreign currency translation effect	(12,243,323)	13,001,109
Cost on sale of investment property	(530,000)	—
Gain on revaluation of investment property	231,374,529	243,459,821

Balance at end of period	$3,589,613,509	$3,212,164,164

A total of $14,799,150 and $22,452,314 additions to investment property related to land reserves and new buildings that were acquired from third parties were not paid as of September 30, 2024 and 2023, respectively, and were therefore excluded from the condensed consolidated statements of cash flows for those periods.

On January 24, 2024, the Entity sold a land reserve located in Queretaro totaling 64,583 square feet for $780,000, the cost associated with the sales was $530,000, generating a gain in sale of investment property of $250,000.

Some of the Entity’s investment properties have been pledged as collateral to secure its long-term debt.

9.	Entity as lessee

1.	Right-of-use:

Right-of-use	January 1, 2024	Additions	Disposals	September 30, 2024 (Unaudited)

Office space	$2,552,121	$—	$—	$2,552,121
Vehicles and office equipment	791,773	—	—	791,773

Cost of right-of-use	$3,343,894	$—	$—	$3,343,894

Depreciation of right-of-use

Office space	$(1,961,025)	$(328,959)	$—	$(2,289,984)
Vehicles and office equipment	(548,670)	(91,170)	—	(639,840)
Accumulated depreciation	(2,509,695)	(420,129)	—	(2,929,824)

Total	$834,199	$(420,129)	$—	$414,070

Rights to use	January 1, 2023	Additions	Disposals	September 30, 2023 (Unaudited)

Office space	$2,552,121	$—	$—	$2,552,121
Vehicles and office equipment	791,773	—	—	791,773

Cost of rights-of-use	3,343,894	—	—	3,343,894

Depreciation of rights-of-use	January 1, 2023	Additions	Disposals	September 30, 2023 (Unaudited)

Office space	$(1,508,871)	(341,928)	$—	$(1,850,799)
Vehicles and office equipment	(417,078)	(98,694)	—	(515,772)
Accumulated depreciation	(1,925,949)	(440,622)	—	(2,366,571)

Total	$1,417,945	$(440,622)	$—	$977,323

2.	Lease obligations:

	January 1, 2024	Additions	Disposals	Interests accrued	Repayments	September 30, 2024 (Unaudited)

Lease liabilities	$897,651	$—	$—	$45,789	$(502,290)	$441,150

	January 1, 2023	Additions	Disposals	Interests accrued	Repayments	September 30, 2023 (Unaudited)

Lease liabilities	$1,503,939	$—	$—	$82,222	$(536,871)	$1,049,290

3.	Analysis of maturity of liabilities by lease:

Finance lease liabilities	September 30, 2024 (Unaudited)	December 31, 2023

Not later than 1 year	$449,752	$662,388
Later than 1 year and not later than 5 years	11,445	301,099
	461,197	963,487
Less: future finance cost	(20,047)	(65,836)

Total lease liability	$441,150	$897,651

Finance lease – short-term	$429,948	$607,481
Finance lease – long-term	11,202	290,170

Total lease liability	$441,150	$897,651

10.	Long-term debt

On September 1, 2022, the Entity obtained a three-year unsecured sustainability-linked revolving credit facility for $200 million. This loan bears interest at a rate of SOFR plus 1.60 percentage points. As of September 30, 2023, no provisions have been made for this line. The Entity incurred $1.34 million in prepaid direct expenses related to opening the credit facility.

On May 13, 2021, the Entity offered $350,000,000 of Senior Notes (“Vesta ESG Global bond 35/8 05/31”) which matures on May 13, 2031. The notes bear annual interest at a rate of 3.625%.

On August 2, 2019, the Entity entered into a five-year unsecured credit agreement with various financial institutions for an aggregated amount of $80,000,000, and a revolving credit line of $125,000,000. This loan bears quarterly interest at a rate of LIBOR plus 2.15 percentage points. As of December 31, 2019, the revolving credit line has not been used. (“Syndicated Loan”). On March 23, 2020 and April 7, 2020, the Entity disposed $85,000,000 and $40,000,000, respectively, out of the revolving credit line, bearing quarterly interest at a rate of LIBOR plus 1.85 percentage points.

On June 25, 2019, the Entity entered into a 10-year senior notes series RC and 12-year senior notes series RD with various financial institutions, for and aggregated amounts of $70,000,000 and $15,000,000, respectively. Each series RC notes and Series RD notes bear interest on the unpaid balance at the rates of 5.18% and 5.28%, respectively.

On May 31, 2018, the Entity entered into an agreement for the issuance and sale of Series A Senior Notes of $45,000,000 due on May 31, 2025, and Series B Senior Notes of $45,000,000 due on May 31, 2028. Each Series A Note and Series B Note bear interest on the unpaid balance at the rates of 5.50% and 5.85%, respectively.

On November 1st, 2017, the Entity entered into a loan agreement with Metropolitan Life Insurance Company for $118,000,000 due on December 1st, 2027. This loan bears monthly interest at a rate of 4.75%.

On September 22, 2017, the Entity entered into an agreement for an issuance and sale Series A Senior Notes of $65,000,000 due on September 22, 2024, and Series B Senior Notes of $60,000,000 due on September 22, 2027. Each Series A Note and Series B Note bear interest on the unpaid balance of such Series A Note and Series B Note at the rates of 5.03% and 5.31%, respectively, per annum payable semiannually on the September 22 and March 22 of each year. In August 2024, The Entity pay the principal of Series A Senior Notes according to the agreement.

On July 27, 2016, the Entity entered into a 10-year loan agreement with Metropolitan Life Insurance Company (“MetLife”) for a total amount of $150,000,000 due in August 2026. The proceeds of both of the aforementioned credit facilities were used to settle the Entity’s debt with Blackstone which matured on August 1st, 2016. This loan bears monthly interest at a rate of 4.55%.

The long-term debt is comprised by the following notes:

Loan	Amount	Annual interest rate	Monthly amortization	Maturity	September 30, 2024 (Unaudited)	December 31, 2023

MetLife 10-year	150,000,000	4.55%	(1)	August 2026	$142,352,360	$144,266,224
Series A Senior Note	65,000,000	5.03%	(3)	September 2024	—	65,000,000
Series B Senior Note	60,000,000	5.31%	(3)	September 2027	60,000,000	60,000,000
Series A Senior Note	45,000,000	5.50%	(3)	May 2025	45,000,000	45,000,000
Series B Senior Note	45,000,000	5.85%	(3)	May 2028	45,000,000	45,000,000
MetLife 10-year	118,000,000	4.75%	(2)	December 2027	102,746,916	103,955,374
MetLife 8-year	26,600,000	4.75%	(1)	August 2026	25,293,168	25,620,991
Series RC Senior Note	70,000,000	5.18%	(4)	June 2029	70,000,000	70,000,000
Series RD Senior Note	15,000,000	5.28%	(5)	June 2031	15,000,000	15,000,000
Vesta ESG Global bond 35/8 05/31	350,000,000	3.63%	(6)	May 2031	350,000,000	350,000,000
					855,392,444	923,842,589

Less: Current portion					(4,799,371)	(69,613,002)
Less: Direct issuance cost					(7,548,142)	(8,655,835)

Total Long-term debt					$843,044,931	$845,573,752

(1)	On July 22, 2016 the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. On March 2021, under this credit facility, an additional loan was contracted for $26,600,000 bearing interest on a monthly basis at a fixed interest rate of 4.75%. Principal amortization over the two loans will commence on September 1, 2023. This credit facility is guaranteed with 48 of the Entity’s properties.

(2)	On November 1, 2017, the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. The loan bears monthly interest only for 60 months and thereafter monthly amortizations of principal and interest until it matures on December 1, 2027. This loan is secured by 21 of the Entity’s investment properties under a Guarantee Trust.

(3)	Series A Senior Notes and Series B Senior Notes are not secured by investment properties of the Entity. The interest on these notes is paid on a monthly basis. As of September 30, 2024, the Entity paid the debt.

(4)	On June 25, 2019, the Entity entered into a 10-year senior notes series RC to financial institutions, interest on these loans is paid on a semiannual basis December 14, 2019. The note payable matures on June 14, 2029. Five of its subsidiaries are joint obligators under these notes payable.

(5)	On June 25, 2019, the Entity entered into a 12-year note payable to financial institutions, interest on these loans is paid on a semiannual basis beginning December 14, 2019. The note payable matures on June 14, 2031. Five of its subsidiaries are joint obligators under these notes payable.

(6)	On May 13, 2021, the Entity offered $350,000,000 Senior Notes, Vesta ESG Global bond 35/8 05/31 with maturity on May 13, 2031. Interest is paid on a semiannual basis. The cost incurred for this issuance was $7,746,222.

These credit agreements require the Entity to maintain certain financial ratios (such as Cash-on-Cash and debt

Service coverage ratios) and to comply with certain affirmative and negative covenants. The Entity is in compliance with these covenants as of September 30, 2024.

The credit agreements also entitle MetLife to withhold certain amounts deposited by the Entity in a separate fund as guarantee deposits for the debt service and tenants guarantee deposits of the Entity’s investment properties pledged as collateral. Such amounts are presented as guaranteed deposit assets in the condensed consolidated interim statement of financial position.

11.	Capital stock

1.	Capital stock as of September 30, 2024 and December 31, 2023 is as follows:

	September 30, 2024 (Unaudited)		December 31, 2023
	Number of shares	Amount	Number of shares	Amount
Fixed capital
Series A	5,000	$3,696	5,000	$3,696

Variable capital
Series B	868,978,607	591,290,236	870,104,128	591,596,417

Total	868,983,607	$591,293,932	870,109,128	$591,600,113

2.	Shares in treasury

As of September 30, 2024 and December 31, 2023 total shares holding in treasury are as follows:

	September 30, 2024 (Unaudited)	December 31, 2023

Shares in treasury (1)	8,415,124	5,721,638
Shares in long term incentive plan trust (2)	6,919,810	8,665,670

Total share in treasury	15,334,934	14,387,308

(1)	Treasury shares are not included in the Total Capital Stock of the Entity, they represent the total stock outstanding under the repurchase program approved by the resolution of the general ordinary stockholders meeting on March 13, 2020.

(2)	Shares in long-term incentive plan trust are not included in the Total Capital Stock of the Entity. The trust was established in 2018 in accordance with the resolution of the general ordinary stockholders meeting on January 6, 2015 as the 20-20 Long Term Incentive Plan, this compensation plan was extended for the period 2021 to 2025, “Long Term Incentive Plan” by a resolution of the general ordinary stockholders meeting on March 13, 2020. Such trust was created by the Entity as a vehicle to distribute shares to employees under the mentioned incentive plan (see Note 19 and is consolidated by the Entity. The shares granted to the eligible executives and deposited in the trust accrue dividends for the employee any time the ordinary shareholders receive dividends and those dividends do not need to be returned to the Entity if the executive forfeits the granted shares.

3.	Fully paid ordinary shares

	Number of shares	Capital stock	Additional paid-in capital

Balance as of January 1st, 2023	679,702,740	$480,623,919	$460,677,234

Vested shares	4,156,388	2,204,586	8,048,945
Equity Issuance	186,250,000	108,771,608	466,218,277

Balance as of December 31, 2023	870,109,128	591,600,113	934,944,456

Vested shares	4,089,123	2,377,647	13,654,820
Repurchase of shares	(5,214,644)	(2,683,828)	(11,652,978)

Balance as of September 30, 2024 (unaudited)	868,983,607	$591,293,932	$936,946,298

4.	Dividend payments

Pursuant to a resolution of the general ordinary stockholders meeting on March 30, 2024, the Entity declared a dividend of $64,686,487, approximately $0.01832 per share. The dividend will be paid in four equal installments of $16,171,622 due on April 16, 2024, July 15, 2024, October 15, 2024 and January 15, 2025. As of September 30, 2024, the unpaid dividends are $32,343,243.

The first installment of the 2024 declared dividends, paid on April 16, 2024, was approximately $0.0183 per share, for a total dividend of $16,171,622.

The second installment of the 2024 declared dividends, paid on July 16, 2024, was approximately $0.0183 per share, for a total dividend of $16,171,622.

Pursuant to a resolution of the general ordinary stockholders meeting on March 30, 2023, the Entity declared a dividend of $60,307,043, approximately $0.08782 per share. The dividend will be paid in four equal installments of $15,076,761 due on April 17, 2023, July 15, 2023, October 15, 2023 and January 15, 2024. As of December 31, 2023, the unpaid dividends are $15,155,311.

The first installment of the 2023 declared dividends, paid on April 17, 2023, was approximately $0.0218 per share, for a total dividend of $15,076,761.

The second installment of the 2023 declared dividends, paid on July 17, 2023, was approximately $0.0180 per share, for a total dividend of $15,076,761.

The third installment of the 2023 declared dividends, paid on October 16, 2023, was approximately $0.0182 per share, for a total dividend of $15,076,761.

The fourth installment of the 2023 declared dividends, paid on January 15, 2024, was approximately $0.0172 per share, for a total dividend of $15,155,311.

5.	Earnings per share

	For the nine-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (unaudited)
Basic earnings per share:
Earnings attributable to ordinary share to outstanding	$234,173,128	$202,807,712

Weighted average number of ordinary shares outstanding	868,983,607	730,196,124

Basic earnings per share	$0.2681	$0.2777

	For the nine-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)
Diluted earnings per share:
Earnings attributable to ordinary shares outstanding and shares in Incentive Plan Trust	$234,173,128	$202,807,712

Weighted average number of ordinary shares plus shares in Incentive Plan trust	891,341,227	741,922,679

Diluted earnings per share	$0.2627	$0.2734

12.	Rental income

	For the nine-month period ended		For the three-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)

Rents	$171,854,221	$147,287,405	$58,377,122	$51,613,071
Energy income	5,495,834	1,609,991	2,611,647	330,702
Reimbursable building services	9,531,775	7,220,394	2,701,432	3,073,079

Total rental income	$186,881,830	$156,117,790	$63,690,201	$55,016,852

13.	Property operating costs and administration expenses

1.	Property operating costs consist of the following:

a.	Direct property operating costs from investment properties that generate rental income during the period:

	For the nine-month period ended		For the three-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)

Real estate tax	$2,390,250	$1,888,429	$807,024	$712,580
Insurance	1,015,118	712,438	318,780	316,808
Maintenance	1,596,024	1,366,211	605,518	539,544
Structural maintenance accrual	88,762	83,632	29,690	28,929
Energy costs	5,107,660	835,836	1,882,938	(251,985)
Other property related expenses	4,015,375	4,185,189	1,768,701	2,578,657

	$14,213,189	$9,071,735	$5,412,651	$3,924,533

b.	Direct property operating costs from investment property that do not generate rental income during the period:

	For the nine-month period ended		For the three-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)

Real estate tax	$406,300	$440,326	$136,556	$172,233
Insurance	37,060	19,849	11,796	10,531
Maintenance	410,169	357,757	172,715	173,383
Energy costs	905,409	484,187	332,273	—
Other property related expenses	1,203,281	1,744,314	413,668	1,044,311

	2,962,219	3,046,433	1,067,008	1,400,458

Total property operating costs	$17,175,408	$12,118,168	$6,479,659	$5,324,991

2.	General and administrative expenses consist of the following:

	For the nine-month period ended		For the three-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)

Employee annual salary plus short-terms benefits	$14,393,116	$12,436,861	$4,374,270	$4,241,595
Auditing, legal and consulting expenses	1,608,872	1,543,483	225,236	897,584
Property appraisal and other fees	453,658	426,232	147,997	148,440
Marketing expenses	748,795	564,959	233,339	277,065
Other	125,696	77,442	(122,752)	(296,812)
	17,330,137	15,048,977	4,858,090	5,267,872

	For the nine-month period ended		For the three-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)

Depreciation	899,354	1,010,954	425,616	265,962
Share-based compensation expense - Note 19.4	6,952,514	6,280,391	2,147,900	1,786,611

Total general and administrative expenses	$25,182,005	$22,340,322	$7,431,606	$7,320,445

14.	Other income

	For the nine-month period ended			For the three-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)

Non-tenant electricity income	$2,782,042	$1,437,542	$925,766	$743,245
Inflationary effect on tax recovery	327,044	91,514	238,557	106,780
Others	297,947	2,348,857	206,934	1,601,026

Total	$3,407,033	$3,877,913	$1,371,257	$2,451,051

15.	Other expenses

	For the nine-month period ended		For the three-month period ended
	September 30, 2024 (Unaudited	September 30, 2023 (Unaudited)	September 30, 2024 (Unaudited	September 30, 2023 (Unaudited)

Non-tenant electricity expense	$2,494,807	$1,253,934	$810,917	$520,290
Commissions paid	163,252	—	53,717	—
Others	1,655,532	—	33,286	—

Total	$4,313,591	$1,253,934	$897,920	$520,290

16.	Finance Cost

	For the nine-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)

Interest on loans and others	$32,285,679	$33,626,366
Loan prepayment fees	1,408,330	1,122,156

Total	$33,694,009	$34,748,522

17.	Income taxes

The Entity is subject to Current Income Tax (“ISR”). The rate of ISR was 30%.

Income tax expense is recognized at an amount determined by multiplying the profit before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Entity’s consolidated effective tax rate for the three-month period ended September 30, 2024 y 2023 was 17.1% and 41.8%, respectively.

18.	Transactions and balances with related parties

Compensation of key management personnel

The remuneration of Entity’s management and key executives is determined by the remuneration committee taking in to account the individual performance of the officer and market trends. The performance bonus elected into share-based compensation includes a 20% premium (Equity plus).

The following table details the general and administrative expense of the annual salary plus short-term benefits as well as the Long-term incentive plan and Equity plus that are reflected in the general and administrative expense of the Entity:

	For the nine-month period ended		For the three-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)

Short-term benefits	$5,382,281	$5,058,489	$1,860,820	$1,655,982
Share-based compensation expense	6,952,515	6,280,391	2,147,902	1,786,611

	$12,334,796	$11,338,880	$4,008,722	$3,442,593

Number of key executives	24	23	24	23

19.	Share-based payment

19.1	Share units granted during the period

Vesta Long Term Incentive Plan - a total of 3,722,427 and 3,763,449 shares were granted during the nine-months periods ended September 30, 2024 and 2023, respectively.

19.2	Share units vested during the period

A total of 4,394,168 and 4,156,386 shares vested during the nine-month periods ended September 30, 2024 and 2023, respectively under the Vesta Long Term Incentive Plan and the short-term incentive plan.

19.3	Share awards outstanding at the end of the period

As of September 30, 2024 and December 31, 2023, there are 8,277,974 (unaudited) and 8,655,670 shares outstanding with a weighted average remaining contractual life of 24 months.

19.4	Compensation expense recognized

The long-term incentive expense for the nine months ended September 30, 2024 and 2023 was as follows:

	For the nine-month period ended		For the three-month period ended
	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)	September 30, 2024 (Unaudited)	September 30, 2023 (Unaudited)

Vesta 20-20 Incentive Plan	$6,952,514	$6,280,391	$2,147,900	$1,786,611

Compensation expense related to these plans will continue to be accrued through the end of the service period.

20.	Interest rate risk management

The Entity minimizes its exposure to interest rate risk by borrowing funds at fixed rates or entering into interest rate swap contracts where funds are borrowed at floating rates. This minimizes interest rate risk together with the fact that properties owned by the Entity generate a fixed income in the form of rental income which is indexed to inflation.

21.	Litigation and commitments

Litigation

In the ordinary course of business, the Entity is party to various legal proceedings. The Entity is not involved in any litigation or arbitration proceeding for which the Entity believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Entity or its financial position, results of operations or cash flows.

Commitments

All rights to construction, improvements and infrastructure built by the Entity in the Queretaro Aerospace Park and in the DSP Park automatically revert back to the government of the State of Queretaro and to Nissan at the end of the concessions, which is approximately in 42 and 35 years, respectively.

22.	Events after the reporting period

The third installment of the 2024 declared dividends was paid on October 15, 2024, and it was approximately $0.0183 per share, for a total dividend of $16,171,622.

23.	Condensed consolidated interim financial statements issuance authorization

The accompanying condensed consolidated interim financial statements were approved by the Board of Directors on October 25, 2024.

* * * * *